February 19, 2026

Gan Hong Loon
Chief Financial Officer
Phaos Technology (Cayman) Holdings Ltd
83 Science Park Drive
#04-01A/B The Curie , Singapore Science Park 1
Singapore 118258

       Re: Phaos Technology (Cayman) Holdings Ltd
           Form 20-F filed September 18, 2025
           File No. 333-284137
Dear Gan Hong Loon:

        We have reviewed your filing and have the following comment. Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. After reviewing your response to this letter, we may have additional comments.

Form 20-F filed September 18, 2025
Statements of Operations, page F-3

1. Please identify for us the business, competitive and economic factors that caused your sales to decline by 91%. Explain the underlying reasons for the reduction in sales orders from your largest customers. This information should also be included under Item 5 of your next Form 20-F.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please contact Al Pavot at 202-551-3738 or Terence O'Brien at 202-551-3355
if you have questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and Services